Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated October 7, 2021

Allarity Therapeutics (ALLR)

Market Cap: ~$75M (SEK 630M)

Cash: $6.6 M* (DKK 41.3 M)

*As of end Q3 2021

https://allarity.com/

Why meet Allarity Therapeutics now?

●	U.S. Nasdaq listing underway (IPO in Q4 2021) anchored by $20M institutional investment

●	NDA submission planned in Q4 2021 for lead candidate, Dovitinib, in renal cell carcinoma (RCC)

●	Robust pipeline of 5 clinical-stage drugs that address significant oncology markets

●	Patented Drug Response Predictor (DRP®) platform creates clinically validated drug-specific, companion diagnostics to select and treat likely responder patients

●	New senior leadership team

Product Portfolio & Timeline:

Three priority clinical programs on track for value creating inflection points

❖	Dovitinib lead indication in renal cell carcinoma (RCC) - NDA filing in Q4 2021

o	Pan-tyrosine kinase (pan-TKI) inhibitor, in-licensed from Novartis, previously showed therapeutic equivalence to sorafenib (Nexavar®) in RCC Phase 3 study (NCT01223027)

o	DRP® selection boosts overall survival (OS) from 11 months in unselected RCC patients to 15 to 21 months (depending on DRP® cutoff score) in heavily pre-treated and refractory RCC patients

o	DRP® validated in 4 other cancers: hepatocellular carcinoma (HCC), gastrointestinal stromal tumors (GIST), metastatic breast cancer and endometrial cancer; and Phase 2 studies in these other indications is planned, based on efficacy seen in prior Novartis Phase 2 studies

o	If approved, the Dovitinib-DRP® will be the first complex, gene expression signature approved by the FDA as a companion diagnostic to guide patient selection for cancer therapy

❖	Stenoparib in ovarian cancer

o	Novel dual PARP and Tankyrase Inhibitor, in-licensed from Eisai post-Phase 1

o	Stenoparib-DRP® validated in both ovarian and pancreatic cancer

o	Phase 2 enrollment ongoing at Dana-Farber Cancer Institute; new trial sites coming online in U.S. and EU in Q4 2021; anticipate reaching full target patient enrollment by end of H1 2022

o	Phase 2 data read out anticipated in H2 2022

❖	Ixempra® in metastatic breast cancer (mBC) in Europe

o	Microtubule inhibitor from BMS already approved and launched in US for mBC; Allarity responsible for EU development

o	Pre-agreed licensing opportunity for the European market with R-PHARM US

o	Phase 2 enrollment is underway at numerous EU sites, with target of 60 Ixempra® DRP®-selected patients; anticipate reaching full target patient enrollment by end of H1 2022

o	Phase 2 data read out anticipated in H2 2022

Differentiators

●	Leverage proprietary, clinically validated DRP® companion diagnostic platform to boost efficacy of post-Phase 1 oncology assets in-licensed from ‘Big Pharma’

●	More efficient, lower clinical development risk by using quality clinical data from past oncology trials

●	Realize personalized cancer medicine by matching right patients to right drugs

Upcoming catalysts

●	Late Q4 2021: transition to U.S. Nasdaq listing and $20M institutional investment

●	Late Q4 2021: Dovitinib NDA filling

●	H2 2022: anticipated interim Phase 2 data for Stenoparib in ovarian cancer and Ixempra® in mBC

●	Q4 2022: anticipated FDA approval of Dovitinib in RCC

Legal Statement

About this Presentation

This presentation is provided for informational purposes only and is subject to change. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources, and may rely upon assumptions, stated or otherwise, and forward-looking statements discussed below. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any forward-looking statements, modeling or any other information contained herein. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S (collectively “Allarity Therapeutics,” “Allarity,” or the “Company”) assume no obligation to update the information in this presentation. This material is not for the benefit of, and does not convey any rights or remedies for the benefit of, any holder of securities or any other person. This material is not intended to provide the basis for evaluation of any transaction and does not purport to contain all information that may be required and should not be considered a recommendation or opinion of any kind with respect to any transaction.

No Offer or Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Recapitalization Share Exchange transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Recapitalization Share Exchange and Where to Find It.

This presentation relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC)(SEC File No. 333-258968) by Allarity Therapeutics, Inc., that includes a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction is contained in the information statement and prospectus . You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 (SEC File No. 333-258968) discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Copyright © 2021 Allarity Therapeutics. All rights reserved. NASDAQ FIRST NORTH (Stockholm): ALLR Personalized Cancer Care. Realized. Steve R. Carchedi, CEO H2 2021 Filed by Allarity Therapeutics, Inc. Pursuant to Rule 425 under the Securities Act of 1933, Subject Company: Allarity Therapeutics A/S. Registration No.: 333 - 258968 Dated October 7, 2021

Legal Statement

About this Presentation

This presentation is provided for informational purposes only and is subject to change. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources, and may rely upon assumptions, stated or otherwise, and forward-looking statements discussed below. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any forward-looking statements, modeling or any other information contained herein. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S (collectively “Allarity Therapeutics,” “Allarity,” or the “Company”) assume no obligation to update the information in this presentation. This material is not for the benefit of, and does not convey any rights or remedies for the benefit of, any holder of securities or any other person. This material is not intended to provide the basis for evaluation of any transaction and does not purport to contain all information that may be required and should not be considered a recommendation or opinion of any kind with respect to any transaction.

No Offer or Solicitation

This material is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Recapitalization Share Exchange transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Recapitalization Share Exchange and Where to Find It.

This presentation relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC)(SEC File No. 333-258968) by Allarity Therapeutics, Inc., that includes a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. **Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction**. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction is contained in the information statement and prospectus . You may obtain free copies of these documents as described in the preceding paragraph.

allarity™ THERAPEUTICS

Allarity Therapeutics 2

Legal Statement (cont.)

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. ("Allarity US") and Allarity Therapeutics A/S ("Allarity A/S"). These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the "Recapitalization Agreement"), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US's securities on a national securities exchange, (ix) the price of Allarity US's securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US's or Allarity A/S's business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US's highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of Allarity US's registration statement on Form S-4 (SEC File No. 333-258968) discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US's and Allarity A/S's control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

allarity™ THERAPEUTICS

Allarity Therapeutics 3

4 Allarity Therapeutics Company Snapshot: New Therapeutics for Unmet Cancer Needs We are building an oncology - focused biopharmaceutical company using our world - class, highly validated companion diagnostics platform to develop personalized medicines. NDA submission anticipated in late Q4 2021 for lead candidate, Dovitinib; robust pipeline of 5 clinical - stage drugs that address significant oncology markets. Patented Drug Response Predictor (DRP ® ) platform creates drug - specific, companion diagnostics to select and treat likely responder patients. Strong intellectual property position with 30+ patents/applications in key world markets, covering DRP ® diagnostics for 75+ different cancer drugs. New senior leadership and a highly experienced drug development team to build recognition of company’s pipeline and technology platform; strong relative value compared to peer group. U.S. Nasdaq listing underway anchored by a $20M institutional investment. Currently seeking to expand U.S. institutional investor base.

Our Pipeline – Making Good Drugs Better with DRP®

			PHASE 1/2	PHASE 2	PHASE 3	PRE-NDA	STATUS/ PARTNER
Primary Pipeline	**Dovitinib**	Pan-tyrosine kinase inhibitor	Renal Cell Carcinoma				
	Stenoparib*	PARP and tankyrase inhibitor	Ovarian Cancer				
	IXEMPRA	Microtubule inhibitor	Metastatic Breast Cancer (EU)				US Approved and out-licensed to Allarity in EU
Secondary Pipeline	**LiPlaCis**	Cisplatin in phospholipase A2 modified liposome	Metastatic Breast Cancer				Partnered with **Smerud Medical Research**
	2X-111	Doxorubicin in GSH-linked liposome enabling BBB penetration	Primary Brain Cancer (Glioblastoma)				Partnered with **Smerud Medical Research**

Each program will be advanced with a DRP® companion diagnostic to select and treat patients likely to benefit from treatment.

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6 Most advanced stage Phase 3 Phase 3 Phase 2 Phase 3 Phase 2 Phase 3 Number of assets in clinic 2 2 2 2 2 5 Peer Review Clinical validation publications 1 0 0 0 0 13 $1.4B $838M $584M $330M $155M $80M Kura Oncology BioXcel Therapeutics Gritstone Bio Syros Pharmaceuticals Lantern Pharma Allarity Advanced Pipeline and Proven DRP ® to Help Drive Valuation* Allarity Therapeutics * Peer group valuations based upon intraday stock prices as of September 9, 2021 Despite a more advanced pipeline and clinically - validated DRP ® technology platform, Allarity’s valuation remains at steep discount vs. peers : • Expect NDA submission in late Q4 2021 for lead drug candidate, Dovitinib , for 3 rd line renal cell carcinoma (RCC) • Oncology pipeline has five clinical - stage drug candidates • DRP® recognized as one of the most clinically validated cDx platforms in all of drug development • 35+ clinical trials already conducted • 13 peer - review clinical validation publications Comparable Public Equities U.S. Nasdaq Listed Equities Currently trades on Nasdaq First North Exchange (Sweden)

7 James G. Cullem Senior Vice President, Corporate Development Allarity Therapeutics New and Highly Experienced Senior Leadership Marie Foegh, MD Chief Medical Officer Steen Knudsen, PhD Chief Scientific Officer, Co - Founder Steve R. Carchedi Chief Executive Officer (Joined September 2019) Jens E. Knudsen Chief Financial Officer (Joined November 2020) Thomas Jensen Senior Vice President, Information Technologies Co - Founder

Advancing a Phase 2/3 Oncology Rx Pipeline Through Superior Companion Diagnostics

9 Allarity Therapeutics Personalized Therapy for Cancer Patients Requires Predictive Diagnostics to Select Likely Responders to a Given Drug Goal Personalized Medicine Low Average Patient Benefit High Average Patient Benefit Classical Drug Development Treat all of the patients Allarity Approach Treat only patients sensitive to therapy

10 In vitro TRANSCRIPT -OMICS HUMAN SYSTEMS BIOLOGY In vitro Drug Response DATA Multi Gene DRP DRUG BLIND CLINICAL VALIDATION 14 How We Approach the Complexity of Cancer Cancer is Complex “Systems biology” is used to analyze all genes (~25,000) expressed in a cancer cell/tumor, without bias towards current knowledge of relevant drug targets or pathways. The Tumor Tells us What is Important Input is generated by taking drug testing data from cancer cell lines. Our DRP ® engine then applies the system biology analysis as a “filter” of human tumor biopsy data, to yield a 50 to 400 gene DRP ® signature for that specific drug. Allarity Therapeutics Graph of all 680 non - redundant proteins

How We Create a Drug-Specific DRP® Signature: example Dovitinib


Entire cancer cell transcriptome measured in 60 cell lines treated with Dovitinib
DRP FILTER ALGORITHM
Upregulated genes identified in dovitinib sensitive and resistant cells
DRP FILTER ALGORITHM
Clinical relevance filter applied using gene expression from 3,500 tumors of mixed origin
DRP FILTER ALGORITHM
Relevant pathways identified and irrelevant pathways removed drp

- Proprietary and highly advanced statistical and computational biology methodologies are applied to correlate cell growth in vitro after treatment with a drug to the baseline gene expression (transcriptome/mRNA) of the cells.
  - NCI60 cell lines were used for Dovitinib.
  - Analysis generates a ***raw*** outcome data of genes upregulated in sensitive cells and genes upregulated in resistant cells for each drug.
- To assess the biological importance of the upregulated and downregulated genes, a 'clinical relevance' filter of gene expression is applied to 3,500 tumors of mixed origin.
  - Only genes presenting as partaking in pathways in the tumors taken from actual patients in clinical trials will be assessed in the final drug response predictor (DRP®).
  - Importantly, the filter reduces irrelevant background gene expression patterns and thus gives a dramatic improvement in the signal-to-noise ratio.

Source: A Drug Response Predictor to Guide Treatment for Breast Cancer; Pharmacogenomics, Vol. 20, No.5 Editorial;
Link: https://www.futuremedicine.com/doi/full/10.2217/pgs-2018-0195

Allarity Therapeutics
11

12 Compare patients’ tumor gene expression to DRP ® signature Allarity Therapeutics DRP ® Companion Diagnostics: Predicting a Cancer Patient’s Drug Response Identify patients with high DRP ® score for a given drug STRONG WEAK Patients’ biopsy samples Step 1 Step 2 Step 3 WEAK MODERATE STRONG PATIENTS’ TUMORS DRP + PATIENTS’ TUMORS

13 Allarity Therapeutics Allarity’s DRP ® Versus Conventional Biomarker Technology Conventional Biomarker Approaches Largely Fail to Address Complex Tumor Biology and Mechanisms of Drug Response/Resistance Gene Mutation Sequencing Few drugs can be predicted with a single or a few mutations Drug Target Analysis Focus on drug with single target Artificial Intelligence or Machine Learning Approaches Lacks clinical validation Allarity’s DRP ® develops predictive biomarkers based upon complex gene expression analysis Broadly Applicable Extensively Published First - In - Class Retrospectively & Prospectively Validated Regulatory Acceptable Trusted By Clinicians JGC26

14 DRP ® Sample Collection Kits

DRP® Platform: Highly Validated in 35+ Clinical Trials

Selected Examples	Stat Measure	Indications		Clinical Impact
Cisplatin/LiPlaCis Fulvestrant Belinostat 5-FU Stenoparib	STRONG CC>0.4 or HR<0.5	AML Breast Breast – Metastatic Breast – Neoadjuvant Colon	Lung Lung – NSCLC Ovarian Solid Tumors	**3-5-fold increase in ORR or TTP between predicted sensitive and predicted resistant**
Epirubicin Exemestane Ixempra®	MODERATE CC<0.4 or HR>0.5	Breast Breast – Metastatic Breast – Neoadjuvant Colon		**Doubling of ORR or TTP; versus unselected population, this may represent a 50% increase in ORR or TTP**

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Allarity Therapeutics 15

Primary Pipeline Dovitinib Stenoparib IXEMPRA ®

17 Allarity Therapeutics • Exclusively in - licensed from Novartis. Pan - Tyrosine Kinase Inhibitor (TKI), small molecule, targeted inhibitor of FGFR, VEGFR, and other RTKs • GMP drug manufacturing contracts in place with FDA - approved vendors in US, Canada and EU • DRP ® evaluated Dovitinib in 5 different cancers including RCC, GIST, liver, metastatic breast, and endometrial • Efficacy demonstrated in Phase 3 Renal Cell Carcinoma (RCC) trial, and in Phase 2 studies spanning 4 additional cancers: gastrointestinal stromal tumor, liver, breast and endometrial • NDA submission in RCC in late Q4 2021; pre - market approval (PMA) application filed with FDA for use of Dovitinib DRP ® companion (April 2021) • Additional opportunities for Dovitinib as mono - therapy and in combo with immune checkpoint inhibitors (e.g. PD - 1 inhibitors) 1) Source: reported sales (2019A) and eValuatePharma (2026E) Dovitinib: A Pan - Tyrosine Kinase Inhibitor (TKI) 0 10 20 30 40 50 60 70 2019A 2026E Breast cancer Renal Cell Carcinoma Liver cancer GIST Endometrial cancer Annual sales 1 in 5 large indications targeted by Dovitinib with DRP ® Dovitinib DRP ® validated in RCC; FDA submission in 3L RCC anticipated in late Q4 2021 US$ Bn

18 Allarity Therapeutics 1. NCT01223027; 49 out of 135 patients that consented to give biopsy that passed QC were DRP ® positive 2. Submitted to FDA April 1, 2021 Our Validated Dovitinib DRP ® Identifies Responsive Patients • Dovitinib DRP ® positive: • median 15.0 months OS at 50% DRP® score • median 20.6 months OS at 67% DRP® score • Sorafenib comparator: median 11.2 months OS 2 • N=286 sorafenib, Hazard Ratio: 0.69; 95% Confidence Interval 0.48 - 0.99 in 50% DRP® score group (N=49) • Hazard Ratio: 0.55; 95% Confidence Interval 0.28 - 1.08, in 67% DRP® score group (N=15) Dovitinib DRP ® identified patients with overall survival (OS) benefit in Novartis Phase 3 in 3 rd line RCC 1 Kaplan - Meier Plot – Summary of OS, Efficacy Evaluable Population With Number of Subjects at Risk Time (months) Survival Probability

19 Allarity Therapeutics 1. Source: reported sales (2019A) and eValuatePharma (2026E) 2. Source: EDISON analyst report (September 2020) + adjustment for DRP ® methodology impact Dovitinib: Initial Market Opportunity in Kidney Cancer 0 20 40 60 80 100 120 140 Dovitinib peak sales in RCC Sorafenib sales (2019) in RCC Expecting Strong Utilization of Dovitinib Based On Doubling of Therapeutic Benefit Dovitinib Peak Revenue Estimate in 3L RCC US $MM • Treatment setting = 3 rd line therapy in advanced RCC. • RCC selected as lead indication for fastest path to approval . • Alternative to Sorafenib (NEXAVAR ® ) and other Rx options in this patient group. • Sorafenib sales (2019) in RCC = ~$125 million. 1 • Useful comparable for Dovitinib sales potential as a similar pan - TKI in 3 rd line RCC setting. • DRP ® enables selection of top 50% responder patients with more than a doubling of therapeutic benefit . • Target RCC patient population would first get DRP ® screened, and those who are positive receive Dovitinib prior to other options . • DRP ® on label as mandatory companion Dx allows for drug pricing premium . • Dovitinib peak sales projection in RCC alone = $75 million. 2 • Potential sales expansion in RCC in combination with immune - checkpoint inhibitors.

20 0 100 200 300 400 500 600 Dovitinib peak sales projection in HCC alone Sorafenib sales (2019) in HCC Dovitinib Peak Revenue Estimate in 1L HCC Allarity Therapeutics 1. Source: reported sales (2019A) and eValuatePharma (2026E) 2. Source: Estimated half of Sorafenib sales in HCC + adjustment for DRP methodology impact Dovitinib: Follow - On Market Opportunity in Liver Cancer FDA Meeting for Supplementary NDA Submission in HCC Anticipated in H2 2022 US $MM • Treatment setting = 1 st line therapy in advanced/unresectable HCC. • Alternative to Sorafenib (NEXAVAR ® ) and other Rx options in this patient group. • Sorafenib sales (2019) in HCC = ~$550 million. 1 • Useful comparable for Dovitinib sales potential as a similar pan - TKI in 1 st line HCC setting. • DRP ® enables selection of top 50% responder patients with more than a doubling of therapeutic benefit . • Target HCC patient population would first get DRP® screened, and those who are positive receive Dovitinib prior to other options . • DRP ® on label as mandatory companion Dx allows for drug pricing premium . • Dovitinib peak sales projection in HCC alone = $225 million. 2 • Potential sales expansion in HCC in combination with immune - checkpoint inhibitors. JGC18 JGC19 JF20

21 Allarity Therapeutics Dovitinib: Evaluating Multiple Commercial Opportunities Regional Oncology Commercialization Partners Have Been Identified • Dovitinib commercialization strategy: enter into marketing partnerships with leading regional oncology therapeutics companies to achieve optimal market penetration in key regions. • Existing discussions on - going with prominent regional partners in: • MENA region • LATM region • China region • EU region • U.S. • Regional partnership deals will include: • Approval milestone payments to Allarity. • Tiered royalties on Dovitinib sales in each region.

22 Allarity Therapeutics 1) PARP = Poly ADP - Ribose Polymerase, a critical cellular enzyme for repair of certain type of DNA strand breaks; Data comes fro m eValuatePharma 2) Under Eisai, stenoparib (2X - 121) was formally known as E7449 Stenoparib: A Dual PARP and Tankyrase Inhibitor Annual sales 1 (US$m) in indications targeted by Stenoparib with DRP ® 0 2,000 4,000 6,000 8,000 10,000 12,000 2019A 2026E Ovarian cancer Pancreatic cancer • Exclusive Global license from Eisai for stenoparib 2 . First - in - class small molecule targeted inhibitor of DNA damage repair enzymes (PARP) and telomerase maintenance enzymes (Tankyrase). • DRP ® validated in both ovarian and pancreatic cancer • Phase 2 in ovarian cancer – enrolling at Dana - Farber Cancer Inst. (U.S.) • Opening new sites in U.S. and EU in Q4 2021 • Anticipated interim data readout in H2 2022 (n = 30) • Global PARP market projected to reach $9 Billion by 2027 for use in ovarian cancer • Broad potential both as mono - therapy and in combination with IO and/or chemotherapy, as there is no myelosuppression in clinically relevant doses with Stenoparib 20.7% CAGR

23 Allarity Therapeutics Plummer et al, ASCO 2018, Plummer et al, Br J Cancer 123(4):525 - 533, 2020 Our Validated Stenoparib DRP ® Identifies Responsive Patients Results of Phase I Trial Response rate below DRP ® cutoff of 50: 0% All comers ORR: 15% Response rate above DRP ® cutoff of 50: 33% All 8 histologies Responders Nonresponders 0 2 0 4 0 6 0 8 0 1 0 0 Clinical response D R P p r e d i c t e d 2 X − 1 2 1 s e n s i t i v i t y ( a d j u s t e d f o r d o s e 5 0 − 8 0 0 m g ) Responders Nonresponders 0 2 0 4 0 6 0 8 0 1 0 0 CC=0.43, P=0.07 Stenoparib DRP ® predicts drug response in biopsies from the Eisai Phase 1 trial

Stenoparib: Well Positioned in PARP Competitive Landscape

"… the identification of reliable biomarkers will be critical for the success of this targeted agent" [1]

Product	Owner	Stage	Response biomarker	Export Resistance (PgP mediated)	Absence of Myelotoxicity (Myelotox)	Multi-targeted (PARP/ Tankyrase)	PARP trapping	BBB penetration	Strong maintenance opportunity
Olaparib	AstraZeneca	Approved	BRCA	✗	✗	✗	✓	✗	✓
Niraparib	gsk TESARO	Approved	BRCA/HRD	✗	✗	✗	✓	✗	✓
Veliparib	abbvie	Phase 3	BRCA	✗	✗	✗	✗	✗	✗
Rucaparib	CLOVIS ONCOLOGY	Approved	BRCA	✗	✗	✓	✓	✗	✓
Talazoparib	Pfizer	Approved	BRCA	✓	✗	✗	✓	✗	✓
Stenoparib	allarity THERAPEUTICS	Phase 2	DRP®	✓	✓	✓	✓	✓	✓

Value Proposition	Allarity PARP inhibitor (Stenoparib) with exclusive DRP®: a novel, multi-targeted drug (Tankyrase and PARP inhibition) with improved efficacy, no myelotoxicity, and less drug resistance resulting in improved patient outcomes

1) Lars M. Wagner, Division of Pediatric Hematology/Oncology, University of Kentucky, Lexington, KY, USA, in "Profile of veliparib and its potential in the treatment of solid tumors." Onco Targets Ther. 2015; 8: 1931–1939. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4524591

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25 Allarity Therapeutics • We are opportunistically exploring the potential of Stenoparib as an anti - viral against COVID - 19 • Dual Mechanism - of - Action on: • Virus replication: PARP may be important for the SARS - CoV - 2 viral capsid maturation, which is ADP ribosylated • “Cytokine storm”: PARP inhibitors limit the expression of pro - inflammatory cytokines like IL - 6, IL - 1 and TNF - α • Stenoparib demonstrated activity against Coronavirus and variants in preclinical testing • Inhibitory activity demonstrated as a single agent and at lower dose in combination with remdesivir • Inhibitory activity also demonstrated against the SARS - CoV - 2 alpha variant B.1.1.7 (“British” variant), beta variant B.1351 (“South African” variant), and gamma variant P.1 (“Brazilian” variant) • Further pre - clinical testing against delta variant B.1.617.2 (“Indian” variant) is being initiated • Clear Clinical Development Pathway • Allarity will submit preclinical findings to the U.S. NIH/NIAID as part of the new U.S. federal Antiviral Program for Pandemics (APP) that has replaced the prior “Warp Speed” grant program, to support human clinical trials. • A multi - modal approach needed: • Remdesivir is the only approved antiviral therapeutic against COVID - 19, but has limited efficacy • Combination therapy is key to increased efficacy of remdesivir 1) PARP = Poly ADP - Ribose Polymerase, a critical cellular enzyme for repair of certain type of DNA strand breaks 2) BARDA = Biomedical Advanced Research and Development Authority Stenoparib: Anti - viral Activity vs. COVID - 19

26 Allarity Therapeutics • Exclusively in - licensed for EU from R - PHARM U.S. Microtubule Inhibitor, originally developed and marketed by Bristol Myers Squibb. • Approved and marketing in U.S. for the treatment of mBC: • in combination with capecitabine for the treatment of metastatic or locally advanced breast cancer in patients after failure of an anthracycline and a taxane. • as monotherapy for the treatment of metastatic or locally advanced breast cancer in patients after failure of an anthracycline, a taxane, and capecitabine. • Allarity is currently conducting a Phase 2, DRP ® - guided trial in EU for treatment of mBC as monotherapy per the U.S. label; 9 trial sites enrolling. • Interim data readout anticipated in H2 2022 (n = 30) • R - PHARM providing free drug supply to support Phase 2 trial. • R - PHARM has first buy - back option following Phase 2 completion at FMV. • Pre - agreed license terms for Allarity in event R - PHARM does not re - acquire program IXEMPRA ® (Ixabepilone): A Microtubule Inhibitor IXEMPRA® approved in U.S. for 2 nd Line metastatic BC; Phase 2 Trial for mBC Ongoing in EU Ixempra ® in the U.S. 4.1 5.7 Capecitabine Ixempra + Capecitabine Sales reached US$ 117m Progression Free Survival (months)

27 IXEMPRA ® Arm Allarity Therapeutics 1) Perez et al (2007) in mBC patients resistant to anthracycline, taxane, and capecitabine 2) Thomas et al (2007) in mBC patients resistant to taxanes IXEMPRA ® DRP ® Nearly Doubles ORR in Neoadjuvant BC p C R N o _ p C R 0 2 0 4 0 6 0 8 0 1 0 0 Ixabepilone arm Response P r e d i c t e d I x a b e p i l o n e s e n s i t i v i t y p C R N o _ p C R 0 2 0 4 0 6 0 8 0 1 0 0 Ixempra ® DRP ® selected patients ORR 21% (CBR* 42%) 0% 20% 40% 60% Resistant to anthracycline, taxane and capecitabine Resistant to taxane With previous adjuvant anthracycline therapy No previous taxane therapy Estimated ORR in DRP+ patients Ixempra ® unselected patients ORR 11.5 1 - 12% 2 N=138, p=0.0004 * CBR refers to Clinical Benefit Rate (CR+PR+SD>6months) IXEMPRA ® DRP ® more accurately predicts response to this drug based upon published biopsy data from a trial of ixabepilone in neoadjuvant BC

28 Allarity Therapeutics • We expect to monetize our secondary pipeline programs through partnerships • LiPlaCis ® and 2X - 111 out - licensed to Smerud Medical Research International in June 2020 for further clinical and commercial development in connection with each program’s DRP ® companion Dx. • LiPlaCis ® in late - stage metastatic breast cancer • 2X - 111 in glioblastoma multiforme • Upon achievement of regulatory and commercial milestones, Allarity eligible to receive: • Fees of up to US $30M • Double - digits royalties on future sales for each drug • Irofulven reacquired by Lantern Pharma in July 2021 for further clinical and commercial development in bladder and prostate cancers, optionally in connection with DRP® companion Dx. • Upon achievement of regulatory and commercial milestones, Allarity eligible to receive: • Fees of up to US $18M • Single - digit tiered royalties on future sales of drug Secondary Pipeline Programs – Strategy & Opportunities

Board, I.P., & Strategic Milestones

Advisory Board: World-Class Key Opinion Leaders



MAYO CLINIC

DAN VON HOFF, MD

Physician in Chief, Distinguished Professor at the Translational Genomics Research Institute (TGen) in Phoenix, Arizona. Virginia G. Piper Distinguished Chair for Innovative Cancer Research at HonorHealth. Chief Scientific Officer for US Oncology Research



BaylorScott&White HEALTH

JOYCE A. O'SHAUGHNESSY, MD

Co-Chair of Breast Cancer Research and Chair of Breast Cancer Prevention Research at Baylor-Sammons Cancer Center and for The US Oncology Network



Dana-Farber Cancer Institute

URSULA A. MATULONIS, MD

Chief and Director of the Division of Gynecologic Oncology at DFCI. Professor of Medicine at Harvard Medical School. First recipient of Brock-Wilson Family Chair at DFCI.



REGION H Rigshospitalet

MANSOOR RAZA MIRZA, MD

Chief Oncologist at the Dept. of Oncology, Rigshospitalet, Copenhagen University Hospital, Denmark and Medical Director of the Nordic Society of Gynecologic Oncology-Clinical Trial Unit (NSGO-CTU). He is also Vice-Chairman of the Danish Society of Gynecologic Oncology (DGCG).

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Our Board of Directors



DUNCAN MOORE

Chairman

Duncan is a partner in East West Capital Partners and currently serves as Chairman of Lamellar Biomedical, a Director at Braidlock Limited, and Chairman the Advisory Board of the Scottish Life Sciences Association. Earlier in his career, Duncan was Global Head of Healthcare Research at Morgan Stanley.



STEVE R. CARCHEDI

Director, CEO

Steve was previously CEO at Apexian Pharmaceuticals and Raphael Pharmaceuticals (formerly Cornerstone Pharmaceuticals. Earlier in his career, Steve held senior leadership positions at Mallinckrodt, General Electric, Johnson & Johnson, Eli Lilly & Company and Bristol Myers Squibb.



GAIL J. MADERIS

Director

Gail is currently CEO of Antiva Biosciences, Inc., and a Board member at Valitor, Inc., the BIO Emerging Companies governing group, and the U.C. Berkeley Foundation Board of Trustees. Earlier in her career, Gail was CEO at Five Prime Therapeutics, Inc., President of Genzyme Molecular Oncology, and a Manager at Bain & Company.



SØREN GADE

Director

Søren is currently Member of the European Parliament and was former Minister of Defense in Denmark. He current serves on the Board of TecLeaf ApS, CSR Invest ApS, and the Fulton Foundation, and also serves as Protektor for the Danish Colon Cancer Association. He holds an MSc degree in Economics.

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32 Allarity Therapeutics • 15 DRP ® patents granted covering 70 different oncology drugs • Additional DRP ® patent applications pending focused on primary pipeline • Recent USPTO allowance on 3 pending applications including our Dovitinib DRP ® • Patent strategy allows us to file new patent applications as we develop DRP®’s for additional oncology drugs • Additional protection from composition - of - matter, formulation, and method - of - use patents for priority programs Strong & Expanding Intellectual Property Portfolio Global IP Protection for Foundational DRP® Technology

33 H2 2021 – H2 2022 Allarity Therapeutics Upcoming Milestones to Deliver Significant Value Creation Delivering significant value over the next 12 - 15 months through multiple value - creating inflection points These timelines can be affected by the ongoing COVID - 19 pandemic U.S. Nasdaq Listing & Strengthening of B/S - Nasdaq listing anticipated in late Q4 2021 - Greater access to U.S. investors; increased cash position to fund operations several quarters Dovitinib - NDA filing in late Q4 2021 - Initiate pediatric study in osteosarcoma by end of Q1 2022 - Announcement of regional partnership(s) expected between Q1 2022 and Q3 2022 Stenopar ib & I XEMPRA ® - Anticipated interim Phase 2 data readouts in H2 2022 : - Stenoparib in ovarian - IXEMPRA ® in mBC Dovitinib Anticipated NDA approval in Q4 2022

34 Allarity Therapeutics Advanced oncology pipeline with multiple clinical - stage drug candidates and opportunities for external partnering Industry leading DRP ® companion Dx technology platform validated across more clinical trials than any other competitor New Drug Application filing for lead drug candidate, Dovitinib, expected in in Q4 2021; pre - market approval (PMA) application filed with FDA for use of Dovitinib DRP ® companion Dx (April 2021) Strong balance sheet post - Nasdaq up listing (~$20M) and no debt Key Investment Highlights allarity™
THERAPEUTICS

James G. Cullem
SVP Corporate Development
+1 (978) 500-0863
jcullem@allarity.com

Steve R. Carchedi
Chief Executive Officer
+1 (908) 720-1786
scarchedi@allarity.com

allarity.com

36 FAQs About Our DRP ® Platform Technology Allarity Therapeutics What are the different filter rings in the graphic of how DRP® works? They represent (i) our proprietary correlation analysis, (ii) our proprietary clinical biopsy filter, and (iii) our final statistical refinement step. Q: A: Why is a 50% cut - off optimal for DRP ® companion Dx patient scoring? Because our 35+ prior clinical validations for DRP® have proven that selecting the top 50% of patients, by DRP® score, reliably captures most responders while excluding most non - responders. ROC analysis after a trial confirm the cutoff selected before a trial. Q: A: Why does a DRP ® companion Dx typically range between 50 - 400 key expressed genes? Because that is the number of expressed genes our algorithm identifies as relevant to response or resistance to a given drug, incorporating necessary biomarkers of both response and resistance. Q: A:

FAQs About Our DRP® Platform Technology

Q: *Are DRP® companion Dx validations based upon retrospective or prospective trial analysis?*

A: Both. We have completed 35+ retrospective validations (including blinded retrospective validations) and 1 prospective validation to date.

Q: *Is there any special or proprietary way that individual patient biopsies are collected for DRP® analysis?*

A: No. We typically receive standard formalin-fixed, paraffin-embedded (FFPE) biopsy material, from which we extract all expressed mRNA, which we then analyze by industry standard AffyChip™ array technology.

Q: *Why is the DRP® Platform distinct and superior to other companion Dx approaches?*

A: Most importantly, because it is more highly, clinically validated than any other oncology companion Dx platform, and more extensively peer-review published and patented.

allarity™ THERAPEUTICS

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